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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Prandium Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

73972W407

(CUSIP Number)

U.S. Bancorp Investments, Inc., 800 Nicollet Mall, Minneapolis, Minnesota, 55402
(612) 973-1111

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 20, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP NO.	73972W407

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). U.S. Bancorp Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization Minnesota

	7.	Sole Voting Power
Number of
		0
Shares	8.	Shared Voting Power

Beneficially		0

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) BD

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D (the “Statement”) relates to the Common Stock, $.01 par value (the “Common Stock”), of Prandium Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2701 Alton Parkway, Irvine, CA 92606.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is filed on behalf of U.S. Bancorp Investments, Inc. (“USBII”). USBII is incorporated in the State of Minnesota. The principal business of USBII is acting as a broker-dealer of securities. The address for its principal business as well as its principal office is:

800 Nicollet Mall Minneapolis, MN 55402.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 20, 2002, the United States Bankruptcy Court for the Central District of California, Santa Ana Division (the “Bankruptcy Court”) entered an order confirming a reorganization plan (the “Plan”) submitted by the Issuer pursuant to which the Issuer’s outstanding 9 3/4% Senior Notes (the “Senior Notes”) would be cancelled and exchanged for Common Stock. USBII was a holder of Senior Notes, and on June 20, 2002, USBII received 348,698 shares of Common Stock in exchange for the cancellation of its Senior Notes.

ITEM 4. PURPOSE OF TRANSACTION.

     On June 20, 2002, the Bankruptcy Court entered an order confirming the Plan, pursuant to which the Senior Notes of the Issuer held by USBII were cancelled and exchanged for 348,698 shares of Common Stock, approximately 7% of the outstanding shares of Common Stock of the Issuer.

     Under the Issuer’s Certificate of Incorporation (the “Certificate of Incorporation”) and Delaware law, the holders of Common Stock have no preemptive rights and the Common Stock has no redemption, sinking fund, or conversion privileges, except as set forth below. The holders of Common Stock are entitled to one vote for each share held on any matter submitted to the stockholders and do not have the right to cumulate their votes in the election of directors. All corporate action requiring stockholder approval, unless otherwise required by law, the Certificate of Incorporation or the Issuer’s bylaws, must be authorized by a majority of the votes cast. Approval of a majority of the outstanding voting shares is required to effect (i) an amendment to the Certificate of Incorporation, (ii) a merger or consolidation or (iii) a disposition of all or substantially all of the Issuer’s assets. A majority of the directors on the Issuer’s board of directors, as well as a majority of the outstanding voting shares, have the ability to amend the Issuer’s bylaws.

     In the event of a liquidation, each share of Common Stock is entitled to share ratably in the distribution of remaining assets after payment of all debts. Holders of shares of Common Stock are entitled to share ratably in such dividends as the Issuer’s board of directors, in its discretion, may validly declare from funds legally available therefor. Certain restrictions on the payment of dividends are imposed under certain of the Issuer’s debt instruments.

     After acquiring the Common Stock, USBII undertook a review of the securities held by it. USBII determined to explore various options with respect to its ownership of securities of the Issuer, including the possibility of disposing of some or all of such securities. USBII subsequently agreed to transfer all of its shares of Common Stock to U.S. Bancorp (“USB”), USBII’s parent holding company. See Item 6 below.

     The terms of the Plan are incorporated herein by reference, and the foregoing description of certain terms thereof is qualified in its entirety by the terms of such instrument.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  Pursuant to the Plan, USBII acquired 348,698 shares of Common Stock. Accordingly, USBII owned approximately 7% (determined as provided in Rule 13d-3(d)) of the Common Stock outstanding as of June 30, 2002. As of September 30, 2002, USBII transferred all of its shares of Common Stock to USB. See Item 6 below.

     (b)  Prior to September 30, 2002, USBII had sole voting and investment power over 348,698 shares of Common Stock. USBII currently has no voting or investment power over any shares of Common Stock.

     (c)  On September 30, 2002, USBII transferred all of its shares of Common Stock to USB. See Item 6 below.

     (d)  Not Applicable.

     (e)  USBII is no longer the beneficial owner of any shares of the Issuer’s Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

     The response to Items 3, 4 and 5 of this Schedule 13D and the Exhibits hereto are incorporated herein by reference.

     Effective as of September 30, 2002, USBII transferred all of its Common Stock to USB, its parent holding company. No written agreement was executed between USBII and USB regarding the transfer of the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1.1: Order (1) Confirming the Issuer’s Reorganization Plan and (2) Granting Related Relief of the United States Bankruptcy Court for the Central District of California, dated June 20, 2002 (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2002).

     Exhibit 1.2: The Issuer’s Reorganization Plan, dated May 6, 2002, filed with the United States Bankruptcy Court for the Central District of California (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2002).

Exhibit 1.3: Statement of Assets and Liabilities of the Issuer as of May 26, 2002 (incorporated by reference from Exhibit 99.3 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2002).

SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2003

U.S. Bancorp Investments, Inc.

By: /s/ David B. Holden David B. Holden Its: Senior Vice President